
Supplement Dated May 6, 2014
To The Current Prospectus and Statement of Additional Information For:

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Issued by ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B


This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information ("SAI"), each dated May 1, 2009, as amended, and any subsequent supplements thereto. Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.


IMPORTANT INFORMATION REGARDING THE COMPANY


The first two paragraphs under the heading "ReliaStar Life Insurance Company of New York" in the Prospectus and the entire disclosure under the heading "Description of ReliaStar Life Insurance Company of New York" in the SAI are deleted and replaced with the following:

ReliaStar of NY is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, ReliaStar of NY was a wholly owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya^{TM}"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ReliaStar of NY.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments, LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya Variable Product Portfolios, respectively.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.


IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS


In connection with the rebranding of ING U.S. as Voya Financial^{TM}, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

The following table reflects additional investment portfolio name changes since the date of your last prospectus supplement.

Fund Name Changes	
New Fund Name	**Former Fund Name**
Franklin Small Cap Value VIP Fund	Franklin Small Cap Value Securities Fund
PIMCO Real Return Portfolio	PIMCO VIT Real Return Portfolio
VY PIMCO Bond Portfolio	ING PIMCO Total Return Portfolio

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the investment portfolios listed below may leave their Contract value in these investments.

Closed Investment Portfolios	
Voya Growth and Income Portfolio (Class S)	VY JPMorgan Mid Cap Value Portfolio (Class S)
Voya International Index Portfolio (Class S)	VY PIMCO Bond Portfolio (Class S)
Voya Large Cap Growth Portfolio (Class S)	

Open Investment Portfolios

The following chart lists the mutual funds ("Funds") that are, effective May 1, 2014, available through the Contract, along with each Fund's investment adviser/subadviser and investment objective. During the accumulation phase, you may allocate your premium payments and Contract value to any of the Funds available under the Contract. More detailed information about these Funds can be found in the current prospectus and SAI for each Fund.

The investment results of the Funds are likely to differ significantly and there is no assurance that any of the Funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the Funds carefully before investing. Please refer to the Fund prospectuses for additional information. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio (Service Class 2) Investment Adviser: Fidelity Management & Research Company ("FMR") Subadvisers: FMR Co., Inc. ("FMRC") and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Franklin Small Cap Value VIP Fund (Class 2) Investment Adviser: Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Oppenheimer Main Street Small Cap Fund®/VA (Service Shares) Investment Adviser: OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
PIMCO Real Return Portfolio (Administrative Class) Investment Adviser: Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Pioneer Equity Income VCT Portfolio (Class II) **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Voya Balanced Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Value Advantage Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Growth and Income Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Voya Index Plus SmallCap Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya International Value Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Large Cap Growth Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Liquid Assets Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya MidCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Voya Multi-Manager Large Cap Core Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Russell^{TM} Large Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Small Company Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2015 Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2025 Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Voya Solution 2035 Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio (Class S)[1] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio (Class S)[1] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio (Class S)[1] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
Voya U.S. Bond Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
VY American Century Small-Mid Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY Baron Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY BlackRock Inflation Protected Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Financial Management, Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY BlackRock Large Cap Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
VY Clarion Global Real Estate Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY Columbia Contrarian Core Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY DFA World Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
VY Franklin Templeton Founding Strategy Portfolio (Class S) **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
VY Invesco Comstock Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY Invesco Equity and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY JPMorgan Emerging Markets Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY MFS Total Return Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
VY MFS Utilities Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
VY Oppenheimer Global Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY T. Rowe Price Equity Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Effective July 14, 2014, the investment objective will change to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
VY T. Rowe Price Growth Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Effective July 14, 2014, the investment objective will change to: Seeks long-term growth through investment in stocks.
VY T. Rowe Price International Stock Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY Templeton Foreign Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

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[1] These funds are structured as "fund of funds" or "master-feeder" funds that invest directly in shares of an underlying fund. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying fund of funds.

Notice of and Important Information About Upcoming Fund Reorganizations

Please Note: The following information only affects you if you currently invest in or plan to invest in a subaccount that corresponds to the investment portfolios referenced below.

The Board of Trustees of Voya Investors Trust approved separate proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	Surviving Portfolios
VY BlackRock Large Cap Growth Portfolio (Class S)	Voya Large Cap Growth Portfolio (Class S)[*]
VY MFS Total Return Portfolio (Class S)	VY Invesco Equity and Income Portfolio (Class S)
VY MFS Utilities Portfolio (Class S)	Voya Large Cap Value Portfolio (Class S)

* This portfolio is closed to new investments and transfers.

The proposed reorganizations are subject to approval by the shareholders of each Merging Portfolio. If shareholder approval is obtained, it is expected each reorganization will become effective **on or about July 18, 2014** (the "Reorganization Date").

On the Reorganization Date, a shareholder of each given Merging Portfolio will become a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the corresponding Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the Contract.

Prior to the Reorganization Date, you may reallocate your Contract value in each Merging Portfolio to another investment portfolio or fixed option currently available under the Contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the Contract. Contract value remaining in each Merging Portfolio on the Reorganization Date will be placed in the corresponding Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to a given Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio if the Surviving Portfolio is then available to new investments. If the Surviving Portfolio is not available to new investments, future allocations will be allocated pro rata among the other available funds you have selected in your allocation instructions, if any. You may provide alternative instructions by calling Customer Service at 1-800-366-0066.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolios are deleted. For more information, or information related to Investment Option Restrictions, please refer to your prospectus or call Customer Service.

NOTICE OF AND IMPORTANT INFORMATION REGARDING PROPOSED FUND SUBSTITUTIONS

The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Equity-Income Portfolio and/or the Pioneer Equity Income VCT Portfolio

ReliaStar Life Insurance Company of New York (the "Company") and its Separate Account NY-B (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit the following "Replaced Funds" to be replaced with the following "Substitute Fund":

Replaced Funds	Substitute Fund
Fidelity® VIP Equity-Income Portfolio (Service Class 2) Pioneer Equity Income VCT Portfolio (Class II)	Voya Russell™ Large Cap Value Index Portfolio (Class S)

Prior to the implementation of the substitutions, the **Voya Russell™ Large Cap Value Index Portfolio (Class S)** will be added as an available investment option under your Contract.

The principal purposes of the substitutions are as follows:
- **Implement Business Plan.** The substitutions are another step in the Company's overall business plan to help make the Contract more attractive to customers and more efficient to administer and oversee. This plan involves providing funds available through the Contract that meet certain performance, risk and pricing guidelines.
- **Influence.** The substitutions will replace unaffiliated funds with a fund that is advised and subadvised by affiliates of the Company. The Substitute Fund will only be available through variable insurance products offered by the Company or their affiliated insurance companies. Consequently, the Board of the Substitute Fund has greater sensitivity to the needs of Contract Owners. The Company believes that the substitutions will enable them to exercise more influence over the management and administration of the funds offered through their Contract, thereby reducing costs and customer confusion.
- **Reduction of Costs.** The Substitute Fund, which is managed by affiliated investment advisers, will allow the Company to reduce costs by consolidating administration of the Substitute Fund with its other funds.
- **Due Diligence.** The substitutions will allow the Company to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contract.

The following lists important information regarding the upcoming fund substitutions:
- Prior to the fund substitutions you will receive another prospectus supplement which will indicate the substitutions effective date, provide you with further details about the Substitute Fund and reiterate your rights related to the substitutions. You will also receive a summary prospectus for the Substitute Fund.
- Prior to the substitution effective date and for thirty days thereafter you may transfer amounts allocated to the subaccounts that invest in the Replaced Funds to any other available subaccounts or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the substitution effective date your investment in the subaccounts that invest in the Replaced Funds will automatically become an investment in the subaccount that invests in the Substitute Fund with an equal total net asset value. Your Contract value immediately before the substitutions will equal your Contract value immediately after the substitutions.
- Unless you provide us with alternative allocation instructions, after the substitution effective date all allocations directed to a subaccount that invested in a Replaced Fund will be automatically allocated to the subaccount that invests in the Substitute Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at: P.O. Box 9271, Des Moines, Iowa 50306-9271 or at 1-800-366-0066.
- The overall expenses of the Substitute Fund are less than the overall expenses of each of the Replaced Funds. The fees and expenses of the Substitute Fund will be provided to you prior to the substitution effective date.

- The investment objective and investment policies of the Substitute Fund are similar to the investment objective and policies of each of the corresponding Replaced Funds. The investment objective of the Substitute Fund along with information about the Substitute Fund's investment adviser/subadviser will be provided to you prior to the substitution effective date.
- After the substitution effective date, the Replaced Funds will no longer be available through the Contract and there will be no further disclosure regarding them in any future Contract prospectus or supplements to the Contract prospectus.
- You will not incur any fees or charges or any tax liability because of the substitutions.